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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Comercial Angui, S.A.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    c/o Bufete Chaverri, Soto & Asociados, Barrio Escalante de Cine Magaly, 400 Metros Este,
--------------------------------------------------------------------------------
                                   (Street)

     San Jose, Costa Rica
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol Rica Foods, Inc. ("RCF")
                                             -----------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)

--------------------------------------------------------------------------------

4.  Statement for Month/Year  December 2001
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [_] Director    [_] Officer             [X] 10% Owner    [_] Other
                        (give title below)                       (specify below)

--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     [_] Form filed by One Reporting Person
     [X] Form filed by More than One Reporting Person

--------------------------------------------------------------------------------

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001
 par value per share    12/27/01   J(1)            1,500        D         1.55                               D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001
 par value per share    12/27/01   J(1)            1,500        D         1.65           2,238,655           D
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         2,238,655(2)        I        By Echeverria
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
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

  Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
  * If this form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

 Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------
    None
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Security      ficial
                                                                                (Instr.     ficially         Direct        Owner-
                               --------------------------------------------     5)          Owned            (D) or        ship
                               Date     Expira-              Amount or                      at End           Indirect      (Instr.
                               Exer-    tion         Title   Number of                      of               (I)           4)
                               cisable  Date                 Shares                         Month            (Instr. 4)
                                                                                            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The securities that are the subject of this Form 4 were subject to a pledge that secured certain obligations of Comercial Angui, S.A. ("Angui") pursuant to a brokerage account agreement. On the dates indicated herein, the pledged shares were sold by the brokerage house to the public, in order to satisfy certain of those obligations.

(2) Antonio Echeverria controls Angui. Angui directly beneficially owns an aggregate of 2,238,655 shares, which shares may be deemed to be indirectly beneficially owned (as defined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by Mr. Echeverria.

/s/ Antonio Echeverria                                  6/13/02
--------------------------------------------------------------------------------
Antonio Echeverria                                      Date:
President, Comercial Angui, S.A.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                     Page 2 of 2
                                                      SEC 1474 (7-96) - MI#76595

                            JOINT FILER INFORMATION

Name: Comercial Angui, S.A.

Address:   c/o Bufete Chaverri, Soto & Asociados
           Barrio Escalante de Cine Magaly, 400 Metros Este, San Jose,
           Costa Rica

Designated Filer:  Comercial Angui, S.A.

Issuer and Ticker Symbol:  Rica Foods, Inc.

Date of Event Requiring Statement:  December 27, 2001


Signature:             Comercial Angui, S.A.

By:                    /s/ Antonio Echeverria
                       -----------------------------------------------
                       Antonio Echeverria
                       President

                            JOINT FILER INFORMATION

Name:  Antonio Echeverria

Address:     c/o Bufete Chaverri, Soto & Asociados
             Barrio Escalante de Cine Magaly, 400 Metros Este, San Jose, Costa Rica

Designated Filer:  Comercial Angui, S.A.

Issuer and Ticker Symbol:  Rica Roods, Inc.

Date of Event Requiring Statement: December 27, 2001


Signature:             /s/ Antonio Echeverria
                       -----------------------------------------------
                       Antonio Echeverria